SPUTNIK, INC.


June 14, 2006

Mr. Thomas Kluck
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-0408

     Re: Sputnik, Inc.
         Registration Statement on Form SB-2
         File No. 333-126158

Dear Mr. Kluck:

We hereby request acceleration of the effectiveness of the above registration statement to Thursday, June 15, 2006 at 12 p.m. noon, or such later time or date as is practical.

We hereby acknowledge that:

      o Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
      o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
      o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please withdraw our previous acceleration request dated June 13, 2006 which contained a scrivner's error concerning the day.

Thank you for your consideration.



                                   Sincerely,

                                   /s/ David LaDuke

                                   David LaDuke, President